May 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Amy Reischauer

Re:	MusclePharm Corporation

Amendment No. 1 to

Post-effective Amendment No. 1

To Form S-1

Filed April 19, 2013

File No. 333-179515

Dear Ms. Reischauer:

We are counsel to MusclePharm Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated May 7, 2013 (the “Comment Letter”) relating to the Company’s Post-effective Amendment filed on April 19, 2013 (the “POS AM”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.1 to the POS AM, which amendment was filed on May 10, 2013 (“Amendment No. 1”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Selling Security Holders, page 14

1.	You appear to be registering 358,824 shares of your common stock for resale by the selling security holders. However, the table on page 14 shows an aggregate of less than 165,000 shares. Please revise your registration statement to reconcile these amounts.

Response:

The Company has reconciled the numbers as requested by the Staff as reflected in Amendment No. 1.

On behalf of the Company, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Edward Schauder

Edward Schauder